June 4, 2007

TSX Venture Exchange Tier 1

Trading Symbol: OK

Orko Silver Continues to Hit Major Silver-Gold Intercepts at La Preciosa

VANCOUVER, British Columbia - Orko Silver Corp. (TSX.V - OK) is pleased to announce that it has received further assay results from the current diamond drilling program on La Preciosa Project in Durango, Mexico.

Of particular note are the major widths and high grades in the Abundancia and Martha veins in “Mina La Preciosa” sector from drill hole BP07-103. The Abundancia Vein yielded 11.76 metres grading Au 0.082 g/t and Ag 383.6 g/t, for a silver-equivalent of 388.5 g/t. It includes four samples over 1 kg Ag for 1.54 metres grading Au 0.346 g/t and Ag 2,050.1 g/t, for a silver-equivalent of 2,070.9 g/t.

The Martha Vein hit for 23.17 metres grading Au 0.532 g/t and Ag 216.5 g/t, for a silver-equivalent of 248.4 g/t. It includes 6.38 metres grading Au 0.869 g/t and Ag 433.6 g/t, for a silver-equivalent of 485.7 g/t.

Gary Cope, President of Orko, adds, "Last month we reported the assay results for Hole 102, which at the time was the best hole ever drilled at La Preciosa. With the reporting of the results from Hole 103 and its major intercepts in both Abundancia and Martha Veins, Hole 103 now becomes best hole ever drilled at La Preciosa. Cumulatively, the results we have been consistently reporting are significant, impressive and improving. This gives us ever increasing confidence that we will achieve our objectives at La Preciosa. We are continuing to drill at a brisk pace and are looking forward to reporting further results as they become available.”

Significant intercepts have been received for all five holes presented in this report.

BP07-103

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Abundancia	180.38	192.90	12.52	11.76	0.082	383.6	388.5
Includes	187.46	192.90	5.44	5.11	0.159	833.5	843.0
Includes	187.46	189.10	1.64	1.54	0.346	2,050.1	2,070.9
Includes	188.59	188.84	0.25	0.23	0.685	5,897.4	5,938.5

Luz Elena	297.09	302.38	5.29	4.58	0.109	202.7	209.2
Includes	298.97	302.38	3.41	2.95	0.146	269.7	278.5

Martha	412.64	439.39	26.75	23.17	0.532	216.5	248.4
Includes	425.81	439.39	13.58	11.76	0.682	310.4	351.3
Includes	428.85	436.22	7.37	6.38	0.869	433.6	485.7
Includes	435.55	436.22	0.67	0.58	1.558	1,610.3	1,703.8

Suite 2610 – 1066 West Hastings Street, Vancouver, BC Canada V6E 3X2
Phone: 604.684.4691 Fax: 604.684.4601 Email: info@orkosilver.com Web : www.orkosilver.com

Hole BP07-103 was collared north of La Preciosa Ridge in “Mina La Preciosa Sector”, 100 metres east of the previously reported high-grade hole BP07-102 and 100 metres west of hole BP07-98 (news release 9 May 2007) on mine-section 15,500 N, azimuth 090, dip -45 degrees.

BP07-92

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Abundancia	187.77	191.54	3.77	3.54	0.144	289.2	297.9
Includes	189.74	191.54	1.80	1.69	0.089	380.9	386.2
Includes	188.18	188.38	0.20	0.19	1.120	1,250.0	1,317.2

Unnamed	277.32	277.96	0.64	0.55	0.563	525.7	559.5
Includes	277.53	277.74	0.21	0.18	1.610	1,320.0	1,416.6

Marthita	415.43	415.83	0.40	0.39	0.034	760.0	762.0

Martha	425.96	439.93	13.97	12.10	0.212	127.9	140.6
Includes	425.96	431.68	5.72	4.95	0.204	197.6	209.8
Includes	425.96	429.54	3.58	3.10	0.135	248.8	257.0

Hole BP07-92 was collared north of La Preciosa Ridge in “Mina La Preciosa Sector”, east of holes BP05-10 & 11, BP07-95 & 99 and west of hole BP06-90 on mine-section 15,600 N, azimuth 090, dip -45 degrees.

BP07-90

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Unnamed	116.99	119.07	2.08	2.01	0.039	134.8	137.2

Abundancia	158.41	162.96	4.55	4.28	0.070	247.0	251.2
Includes	158.89	161.16	2.27	2.13	0.069	347.3	351.5

Unnamed	209.98	210.54	0.56	0.53	0.053	340.0	343.2

Martha	338.59	358.62	20.03	18.82	0.286	144.8	161.9
Includes	346.86	356.67	9.81	9.22	0.481	200.8	229.7
Includes	346.86	353.05	6.19	5.82	0.684	280.4	321.4
Includes	348.02	351.05	3.03	2.81	1.001	408.5	468.5

Hole BP06-90 was collared north of La Preciosa Ridge in “Mina La Preciosa Sector”, east of holes BP05-10 & 11, BP07-92, 95 & 99, on mine-section 15,600 N, azimuth 090, dip -45 degrees.

BP07-89

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Unnamed	416.24	417.19	0.95	0.89	0.530	170.6	202.4
Includes	416.73	417.19	0.46	0.43	0.759	320.0	365.5

Unnamed	420.53	421.74	1.21	1.14	0.337	215.0	235.2

Abundancia	502.83	507.36	4.53	4.11	0.398	91.3	115.2
Includes	503.44	505.58	2.14	1.94	0.327	152.3	171.9
Includes	503.89	504.46	0.57	0.52	0.446	424.0	450.8
Includes	503.89	504.08	0.19	0.17	0.234	1,050.0	1,064.0

Unnamed	553.60	554.91	1.31	1.15	0.174	100.0	110.4
Includes	553.71	554.31	0.60	0.52	0.369	215.1	237.3

Hole BP06-89 was collared in the fields west of La Preciosa Ridge in “Mina La Preciosa Sector”, 100 metres west of hole BP07-87 and 250 metres west of holes BP05-08 and 09, on mine-section 15,400 N, azimuth 090, dip -50 degrees. This area may represent a down-dropped graben block in the western valley. There are also higher lead and zinc values in the deeper intersections.

BP07-88

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Unnamed	299.24	300.30	1.06	0.92	0.026	178.0	179.6

Abundancia	358.75	372.96	14.21	12.31	0.109	77.1	83.7
Includes	367.15	372.96	5.81	5.03	0.220	102.2	115.3
Includes	368.14	370.94	2.80	2.42	0.258	140.3	155.8

Hole BP06-88 is located in “La Preciosa Norte Sector”, north of La Preciosa Ridge, on mine-section 15,700 N. It was drilled at 090o azimuth and -45o dip. This hole is collared 100 m east of hole BP06-80. While the Abundancia vein is clearly a significant structure in this hole and it is mineralized throughout, only the bottom portion is in ore grade.

A detailed drill plan map is available at the link below:

http://www.orkosilver.com/i/pdf/drillplanmap.pdf

A complete table of drill results is available at the link below:

http://www.orkosilver.com/i/pdf/drillresults.pdf

A printer friendly PDF format is available at the link below:

http://www.investorhub.ca/orkonews.pdf

Due to the use of two certified analytical labs, with different times to delivery of results, and the difference in speed of drilling of the two drill rigs, the announcement of drill results will be out of numeric sequence for some of the drill holes. All drill results will be announced and reported as received.

Ben Whiting, P.Geo., is the Qualified Person and takes responsibility for the technical disclosure in this news release. Full details of the Company’s sampling protocols and QA/QC program can be located at our website at the link below:

http://www.orkosilver.com/s/QAQC.asp

Silver-equivalent for the purposes of this drilling program is defined as silver grade plus 60 times gold grade. Metallurgical recoveries and net smelter returns are assumed to be 100%.

About Orko Silver Corp.

Orko Silver Corp. is a professional exploration company with an increasing silver resource. Orko Silver's principal project, La Preciosa, located near the city of Durango, Mexico, is an advanced silver and gold project. The Company is currently drilling at La Preciosa using 2 rigs working 24 hours a day, 7 days a week. The deposit remains open in all directions and to depth. Two additional projects include the Santa Monica east of La Preciosa and the San Juan west of La Preciosa. All are undergoing exploration.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Cope

President

For further information, contact Orko Silver Corp. at (604) 684-4691 or
Via email at info@orkosilver.com or visit our website on line at www.orkosilver.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for this News Release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

*Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. Mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured”, “indicated”, and “inferred” resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-51923, which may be secured from us, or from the SEC’s website at http:/www.sec.gov/edgar.shtml .